Exhibit 99.7

NOTICE TO PARTICIPANTS

GE RETIREMENT SAVINGS PLAN

In Connection With the Offer to Exchange Shares of Common Stock of Synchrony Financial Which are Beneficially Owned by General Electric Company for Shares of Common Stock of General Electric Company

IMMEDIATE ATTENTION REQUIRED

October 19, 2015

Re:  Offer to Exchange GE Stock Fund Units for Synchrony Stock Fund Units

Our records show that you are eligible to participate in the GE Retirement Savings Plan (“RSP”). This Notice is to inform you of an option you have if you participate in the RSP and invest in the General Electric Common Stock Fund (“GE Stock Fund”).

General Electric Company (“GE”) is offering to exchange (the “exchange offer”) shares of Synchrony Financial (“Synchrony”) common stock for shares of GE’s common stock, on the terms and subject to the conditions described in the attached Prospectus. The exchange offer is designed to provide a discount, subject to certain limits, as described in the Prospectus. In connection with the exchange offer, the RSP is providing participants invested in the GE Stock Fund with the ability to direct the RSP Trustee, Fidelity Management Trust Company, to exchange all or a portion of their GE Stock Fund Units for units of a new Synchrony Stock Fund (by tendering the portion of such Units held as GE common stock and investing the remaining cash portion in the new Synchrony Stock Fund), subject to the terms and conditions described in this Notice and the attached Synchrony Stock Fund Profile (the “Profile”).

The decision of whether to exchange GE Stock Fund Units for Synchrony Stock Fund Units is entirely yours. As described further in this Notice, the new Synchrony Stock Fund will be an RSP investment option only for a relatively short period of time. Investing and participating in the exchange involves various risks, as described in this Notice, the Prospectus and the Profile. Like all investments, you may gain or lose money. You are not required to participate in the exchange offer, and neither GE, Synchrony nor the RSP fiduciaries are making any recommendation as to whether or not you should invest in the GE Stock Fund, participate in the exchange offer or make any other RSP investment decision. If you elect to participate, your RSP account will be restricted during a blackout period, as described in this Notice.

If you do not wish to participate in the exchange offer, there is no action required on your part. If you would like to exchange your GE Stock Fund Units, you may direct the RSP Trustee to do so by making your election with Computershare, who will collect and tabulate RSP participant elections for the RSP Trustee. Computershare must receive your election by the deadline described in this Notice. Please note that the deadline is earlier than the closing of the exchange offer window described in the attached Prospectus because of the time needed to collect, aggregate and process RSP participant information. The RSP Trustee will not exchange GE Stock Fund Units for which it does not receive timely and complete instructions.

It is possible that GE may decide not to proceed with the exchange offer. It is also possible that the appropriate RSP fiduciary would, as a technical matter, find that the exchange does not provide “adequate consideration” under the Employee Retirement Income Security Act of 1974, as amended, based on the ultimate exchange ratio and the movement of Synchrony and GE share prices prior to the expected tender of shares under the RSP. In either event, you would not receive Synchrony Stock Fund Units in the RSP and you would be notified as soon as possible.

To understand the exchange offer fully and for a more complete description of the terms and conditions of the exchange offer as applied to the RSP, you should carefully read this Notice and the enclosed materials, including the Prospectus. These materials do not constitute investment, legal or tax advice. As with any major financial decision, please also consider consulting a personal financial advisor to determine if participating in the exchange offer is right for you.

In deciding whether to participate in the exchange offer, it is important to familiarize yourself with all of the RSP investment options and think carefully about the investment of your account. To help achieve long-term retirement security, you should give careful consideration to the advantages of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while reducing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or one industry, your savings may not be properly diversified. Depending on your circumstances, an even lower percentage may be appropriate. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the RSP. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk.

EXCHANGE OFFER CONSIDERATIONS

1.	Making an Election to Exchange

If you decide to participate in the exchange offer, you must provide your election to Computershare, either online, by phone or by mail so that it is received by 4:00pm Eastern time on November 11, 2015. You may choose the percentage (a whole percentage of 1-100%) of your GE Stock Fund Units in the RSP that you would like to exchange through the exchange offer. That percentage will be applied to the number of GE Stock Fund Units held in your RSP account as of the opening of regular trading on the New York Stock Exchange on November 12, 2015, regardless of when you submit your exchange offer election (as long as your election is received in good order and by the required deadline). Any money credited to your RSP account and invested in the GE Stock Fund after such time will not be included in the exchange offer calculation.

There will be no fee charged for exchanging your GE Stock Fund Units in the RSP.

To assure the confidentiality of your decision, Computershare will collect your instructions and forward the information to the RSP Trustee. Neither Computershare nor the RSP Trustee, nor their affiliates or agents, will make the results of your individual election available to GE or Synchrony.

2.	Changing or Withdrawing an Election to Exchange

If you decide to change your election, you may submit a new election to Computershare, either online, by phone or by mail so that it is received by 4:00pm Eastern time on November 11, 2015. If after having made an election to participate in the exchange offer, you decide that you would not like to participate, please submit a new election to exchange 0% of your GE Stock Fund Units. Upon receipt of a new, properly completed election (for any whole percentage, including 0%, of GE Stock Fund Units to be exchanged), your previous election instructions will be cancelled. The last properly completed election timely received by Computershare will apply.

After 4:00pm Eastern time on November 11, 2015, you will only have the ability to withdraw your last properly completed election entirely, causing it to be cancelled. To do so, you must provide your properly completed withdrawal to Computershare, either online, by phone or by mail so that it is received by 4:00pm Eastern time on November 13, 2015. If your properly completed withdrawal is timely received, you will not participate in the exchange offer through the RSP and your RSP account will not be credited with any Synchrony Stock Fund Units in connection with the exchange offer.

Please see the attached Election Form and Withdrawal Form for additional information. Additional Election Forms and Withdrawal Forms may be obtained by calling 1-866-300-8594.

3.	Possible Deadline Extension

GE has the right to extend the exchange offer. If the exchange offer is extended, the RSP deadlines described in sections 1 and 2 above may be extended only if administratively feasible. Any extensions of these deadlines will be posted online at https://www.corp-action.net/ge, provided by calling 1-866-300-8594, and communicated to you to the extent practicable.

4.	Exchange of GE Stock Fund Units for Synchrony Stock Fund Units

After the deadline for electing to participate in the exchange offer has expired for RSP participants, Computershare will calculate the number of GE Stock Fund Units to be exchanged and the portion of those Units consisting of GE common stock. The RSP Trustee will then tender for exchange the appropriate number of shares of GE common stock on behalf of the RSP, assuming the exchange provides “adequate consideration” as described above. The Synchrony shares received in the exchange (and the cash component of the GE Stock Fund Units exchanged) will be used to establish the Synchrony Stock Fund. The Synchrony Stock Fund will be a “unitized” fund that is invested exclusively in Synchrony stock, except for a targeted percentage (which is expected to be no more than 5%) that will be invested in cash or cash equivalents to meet estimated liquidity needs. Synchrony Stock Fund Units will be initially allocated to your RSP account in proportion to the GE Stock Fund Units you exchanged. You will not receive any portion of the exchange proceeds directly. Any of your GE Stock Fund Units that are not exchanged will remain as GE Stock Fund Units in your RSP account.

As described in the Prospectus, GE may have to limit the number of shares of GE common stock that it accepts in the exchange offer through a proration process. This means that not all of the shares of GE common stock tendered by the RSP Trustee will necessarily be accepted in the exchange offer. If that occurs, your GE Stock Fund Units exchanged through the RSP will also be prorated based on the number of GE shares accepted as compared to those tendered. Please note that the “odd lot” provisions of the exchange offer described in the Prospectus are not applicable to RSP participants.

5.	Additional Exchange Offers or Special Dividend

If enough shares of GE common stock are tendered to meet the minimum condition as described in the Prospectus, but not enough shares of GE common stock are tendered to allow GE to exchange all of its shares of Synchrony stock, GE will distribute its remaining shares of Synchrony common stock through a special dividend to all GE shareholders, on a pro-rata basis, or, alternatively, through one or more additional exchange offers or exchanges for GE common stock, in any case, within twelve months of the closing of the exchange offer. If that occurs, additional information will be provided to you explaining what that means for your RSP account. For example, if that special dividend is made, RSP participants invested in the GE Stock Fund would automatically receive proportionate Synchrony Stock Fund Units (without a reduction in the number of their GE Stock Fund Units), even if they did not elect to participate in the exchange offer. Also, those participants’ accounts would need to be restricted for a period of time for processing.

6.	Blackout Period

If you elect to participate in the exchange offer through the RSP, your account will need to be restricted for a period of time for processing. This “Blackout Period” will begin at the close of regular trading on the New York Stock Exchange (typically 4:00 pm Eastern time) on November 11, 2015. Beginning at that that time, no investment switches out of the GE Stock Fund or the new Synchrony Stock Fund will be processed. Also, no loans, withdrawals or distributions will be processed. Money that is credited to your account (for example, from contributions, loan repayments or investment switches) during the Blackout Period will be invested according to your completed investment election on file at that time, including any election to invest in the GE Stock Fund.

If you submit a properly completed withdrawal of your most recent exchange election to Computershare that is received by 4:00pm Eastern time on November 13, 2015, the restrictions on your RSP account will be lifted as soon as administratively practicable and the Blackout Period will no longer apply to your RSP account.

If you have elected to participate in the exchange offer and have not withdrawn your election, the above restrictions on the portion of your RSP account that you have not elected to exchange are expected to be lifted during the week of November 15, 2015. However, lump sum distributions of your entire account balance will not be available. The restrictions on your GE Stock Fund Units that you have elected to exchange will be lifted (and lump sum distributions will become available in accordance with the usual rules described in Your Benefits Handbook) once processing related to the exchange offer is completed, which is expected to be during the week of November 29, 2015.

You may find out when restrictions have been lifted and when the Blackout Period has ended by going to OneHR.ge.com > Retirement (or RSP) > My GE RSP > GE RSP or by calling the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

If the exchange offer is extended by GE as described in the Prospectus, the Blackout Period may be extended. If administratively feasible, the blackout may also be temporarily lifted for an interim period of time. If the exchange offer is extended, the revised Blackout Period dates will be posted online at OneHR.ge.com > Retirement (or RSP) > My GE RSP > GE RSP, provided by calling the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777), and communicated to you to the extent practicable.

During the Blackout Period, contributions will continue to be made to your RSP account, and your account will remain subject to investment gains and losses. It is very important that you review and consider the appropriateness of your current investment in the GE Stock Fund (and anticipated investment in the Synchrony Stock Fund), in light of your inability to direct or diversify these investments during the Blackout Period as described above if you elect to participate in the exchange offer. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of GE or Synchrony Stock Fund Units from your RSP account during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan.

If you do not elect to participate in the exchange offer, your RSP account will not be affected by the Blackout Period described in this section.

With certain types of blackout periods, federal law would generally provide for 30 days advance notice so that participants have sufficient time to consider the effect of the blackout period on their retirement and financial plans. Federal law would also permit less than 30 days advance notice in circumstances such as this, where the notice is being provided at the time of the public announcement of an exchange offer period.

7.	Synchrony Stock Fund

As noted above, the Synchrony Stock Fund will be a “unitized” fund that is invested exclusively in Synchrony stock, except for a targeted percentage (which is expected to be no more than 5%) that will be invested in cash or cash equivalents to meet estimated liquidity needs. You will not be credited with any dividends or investment gains or losses on Synchrony stock with respect to the cash portion of your Synchrony Stock Fund Units.

The initial unit price for the Synchrony Stock Fund will be $10.00. To find out the number of Synchrony Stock Fund Units credited to your account after the Blackout Period, go to OneHR.ge.com > Retirement (or RSP) > My GE RSP > GE RSP > Summary tab > Holdings or call the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777).

After the Synchrony Stock Fund is established, no new amounts may be invested in the fund, except for any Synchrony stock dividends, which will be reinvested in the fund.

You may switch your investment out of the Synchrony Stock Fund following the Blackout Period, in accordance with the usual rules that apply to investment switches as described in Your Benefits Handbook. That is, the treatment of Synchrony Stock Fund Units will be consistent with the treatment of GE Stock Fund Units for this purpose. Likewise, your Synchrony Stock Fund investment will be available for loans, distributions and withdrawals under the usual rules described in Your Benefits Handbook. This includes the right to take a distribution or withdrawal “in kind” in the form of Synchrony stock.

The Synchrony Stock Fund will be managed by an independent fiduciary, Evercore Trust Company, N.A. (“Evercore”). Evercore will be responsible for determining the percentage of the Synchrony Stock Fund that will be invested in cash or cash equivalents to meet estimated liquidity needs. After the exchange, Evercore will also be responsible for exercising shareholder rights, such as the right to vote or tender shares of Synchrony stock attributable to the Synchrony Stock Fund, and otherwise operating the fund in accordance with applicable law.

The RSP provides that Evercore shall liquidate the Synchrony Stock Fund as soon as practicable after the one-year anniversary of its establishment. Upon liquidation, the Synchrony Stock Fund will be eliminated from the RSP. At that time, any Synchrony Stock Fund Units still in your RSP account will be transferred as an investment switch to the Target Retirement Date Fund consistent with your age. Your RSP account may also be restricted for a period of time in connection with the liquidation of the Synchrony Stock Fund. Additional details regarding the elimination of the Synchrony Stock Fund and any applicable blackout period will be provided in advance of the date that the Synchrony Stock Fund is eliminated as an RSP investment option.

For more information about the Synchrony Stock Fund, see the attached Profile.

8.	Tax Implications

Exchanging GE Stock Fund Units for Synchrony Stock Fund Units is not expected to be a taxable transaction for RSP participants.

In addition, it is expected that Synchrony Stock Fund Units acquired in the exchange will be allocated a pro-rata share of the participant’s pre-exchange cost basis in the GE Stock Fund Units. If the participant subsequently takes a qualifying distribution or withdrawal of Synchrony shares in kind from the RSP, the payment is expected to qualify for the special tax treatment for net unrealized appreciation, with the allocated cost basis used to determine the appreciation.

For more details on net unrealized appreciation, please see Your Benefits Handbook and the Tax Disclosure and Retirement Plan Notice, which are available at online at OneHR.ge.com or by calling the GE RSP Service Center at 1-877-554-3777. Please also consult your tax advisor.

9.	GE Stock Outside of the RSP

This Notice and the attached Profile, Election Form and Withdrawal Form apply only to your ability to exchange GE Stock Fund Units under the RSP. If you hold shares of GE common stock directly or are able to participate in the exchange offer through a different retirement plan or other arrangement, you will receive separate exchange offer materials and should refer to those materials or the institution where those shares are held for more information.

EXPECTED EXCHANGE OFFER DATES AND IMPACT FOR RSP PARTICIPANTS

Due to administrative reasons, participating in the exchange offer through the RSP will be different than participating in the exchange offer as a registered shareholder or participant in another retirement plan or arrangement. RSP participants will be subject to earlier election and withdrawal deadlines and will be limited in the time and manner they can respond to the announcement of the final exchange ratio. RSP participants who exchange will be subject to RSP account restrictions during the Blackout Period, and their investment in Synchrony stock will be held through a unitized Synchrony Stock Fund and limited by the relatively short expected duration of that fund.

RSP Participants	Registered Shareholders
Start of the Exchange Offer October 19, 2015	Start of the Exchange Offer October 19, 2015

Deadline for Receipt of Election and Changes

November 11, 2015 at 4:00pm Eastern time

(Withdrawals will be accepted after this time)

RSP Blackout Period Begins

November 11, 2015 at the close of regular trading on the New York

Stock Exchange (typically 4:00 pm Eastern time)

Deadline for Receipt of Election and Changes November 16, 2015 at midnight Eastern time

Final Exchange Ratio is Announced

By 9:00 am Eastern time on November 13, 2015

Deadline for Receipt of Election Withdrawals

November 13, 2015 at 4:00pm Eastern time

Blackout Lifted for All But Units to be Exchanged

Week of November 15, 2015

RSP Blackout Period Ends

Week of November 29, 2015

You may find out when restrictions have been lifted and when the
Blackout Period has ended by going to OneHR.ge.com > Retirement
(or RSP) > My GE RSP > GE RSP or by calling the GE RSP Service
Center at 1-877-55-GERSP (1-877-554-3777).

Final Exchange Ratio is Announced By 9:00 am Eastern time on November 13, 2015 Deadline for Receipt of Election and Changes November 16, 2015 at midnight Eastern time

If you wish to take action, please do so as far in advance of any deadline as possible. Volume typically increases near the deadline, and your election, change or withdrawal may not be processed by Computershare if volume is unusually high or if there are technical difficulties. Please also consider making any elections, changes and particularly withdrawals online or by phone due to the unpredictable timing involved with mail delivery.

ADDITIONAL INFORMATION

Please see Your Benefits Handbook and the Supplemental Information Document for more information about the RSP, its rules and its investment options. This Notice, dated October 19, 2015, serves as an update to Your Benefits Handbook and constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933. This Notice and the attached Profile also serve as an update to the Supplemental Information Document. Please retain these documents for future reference with those materials.

If you have questions or need additional information about the exchange offer or about making an exchange election under the RSP, please contact Georgeson, the information agent for Computershare and GE, at

1-866-300-8594 between 9:00 am and 11:00 pm Eastern time Monday through Friday, or between 12:00 pm and 6:00 pm Eastern Time on Saturday. Be sure to say that your questions or requests are about the RSP.

If you have questions or need additional information about your RSP account or the Synchrony Stock Fund Units to be credited to your RSP account, please contact the GE RSP Service Center at 1-877-55-GERSP (1-877-554-3777) between 8:30 am and 8:30 pm Eastern time, on any day the New York Stock Exchange is open for regular trading.